Exhibit 99.3

NEWS RELEASE

MDA Space Enters into Firm Offer to Acquire

Collecte Localisation Satellites (“CLS”), a Global Leader in

AI-Driven Earth Observation Data Analytics

•	Creates one of the largest space-based Geointelligence businesses in the world
•	Expands MDA Space global footprint with addition of 40 sites in 19 countries
•	Vertically integrates upstream satellites and near-real time data services with downstream AI-driven analytics
•	Accelerates global distribution for MDA CHORUSTM through a global direct sales network
•	Expects to double recurring revenue stream for MDA Space while delivering growth, profitability and strong cash generation

TORONTO, ON (July 8, 2026) – MDA Space Ltd. (TSX:MDA) (NYSE:MDA) (“MDA Space” or the “Company”), a trusted mission partner to the rapidly expanding global space industry, today announced that it has entered into a firm and irrevocable offer to acquire a majority interest in CLS (the “Transaction”), a global leading provider of AI-driven Earth observation value-added services and satellite IoT solutions. With more than 14,000 customers in approximately 150 countries, CLS is expected to generate approximately €286 million (C$465 million) in revenue in 2026.

Pursuant to the Transaction, at completion, MDA Space would acquire an approximately 70% interest in CLS from the shareholders of CLS’s parent company, for approximately €567 million (C$920 million) in cash (subject to adjustments). The Centre national d'études spatiales (“CNES”), the French space agency, would retain an approximately 30% interest in CLS.

Existing and next generation MDA Space investments in Earth and space observation assets, ground stations and associated data and analytics seamlessly complement core monitoring and forecasting applications pioneered by CLS.

“Our goal is for MDA Space to provide global government and commercial customers with the broadest and richest offering of multi-sensor Earth and space observation data, products, and services on the market,” said Mike Greenley, Chief Executive Officer of MDA Space. “Bringing together MDA Space and CLS is a unique opportunity to create a growing, profitable, highly competitive and vertically integrated geospatial services business with industry leading capabilities and go-to-market channels to address demand globally and accelerate growth for both businesses. Equally important, it preserves critical sovereign capabilities and capacity in France and Canada.”

Founded in 1986 as a subsidiary of the CNES, CLS has continuously invested in innovative space-based solutions to monitor and protect the planet. With headquarters in Toulouse, and 40 sites worldwide, CLS employs approximately 1,200 people dedicated to sustainable resource management.

“For more than 40 years, CLS has been harnessing space technologies, data and innovation to help better understand our planet and support its sustainable management. Joining forces with MDA Space represents a unique opportunity to accelerate our development, expand the global reach of our solutions and strengthen our innovation capabilities” said Stéphanie Limouzin, Chief Executive Officer of CLS. “We are confident that this new chapter will create value for our customers, employees and partners, while preserving what makes CLS unique: its mission-driven culture, deep expertise and longstanding commitment to delivering solutions that support a more sustainable and resilient world.”

Following the closing of the acquisition of CLS and the previously announced acquisition of Blue Canyon Technologies, MDA Space expects to be within its target range of 1.5x – 2.5x net debt to Adjusted EBITDA1.

Transaction Highlights

Next step in strategic scaling of MDA Space global footprint:

Brings over 14,000 customers in approximately 150 countries with approximately 1,200 employees establishing a significant presence in growing European and international export markets.

Establishes highly differentiated and vertically integrated Geointelligence global leader:

Seamlessly combines upstream satellite assets and services from MDA Space with downstream AI-driven analytics, connectivity solutions, applications and proprietary algorithms from CLS.

Accelerates growth with global sales team, operations, and channels to market:

Expected to maximize MDA CHORUSTM market penetration and sales with an additional 100+ sales team.

Strengthens and diversifies MDA Space financial profile

Integrates growing, profitable, cash generating business. Details include:

•	Expected to be accretive to Adjusted EBITDA and Adjusted EPS[2] within the first year of ownership
•	Expected to double MDA Space recurring revenue stream
•	CLS expected 2026 revenue of approximately €286 million (C$465 million) translates to an average annual growth rate of 22% since 2023
•	CLS expected Adjusted EBITDA margins are in line with MDA Space 2026 full year outlook of 18% to 20%
•	CLS expected to contribute positively to MDA Space free cash flow[3] after increasing MDA Space capital expenditures by approximately 10%
•	MDA Space will consolidate 100% of CLS revenue and Adjusted EBITDA with CNES' minority interest accounted for through non-controlling interest

1 Non-IFRS measure

2 Non-IFRS measure

3 Non-IFRS measure

Transaction Details

Upon completion of the Transaction, MDA Space would acquire an approximately 70% interest in CLS and CNES would retain most of its existing holdings, which would equal an approximately 30% interest in CLS. In addition to the purchase price, in the event that CLS were unable to refinance its existing indebtedness at closing, the Company would fund approximately €198 million to retire such existing indebtedness.

In accordance with applicable French law, the signing of the definitive securities purchase agreement in respect of the Transaction remains subject to the information and consultation procedures of relevant employee representative bodies.

Subject to receiving all required regulatory approvals and completion of the above-mentioned mandatory information and consultation procedures, the Transaction is expected to be completed by the end of 2026 or early 2027.

In connection with the Transaction, MDA Space has received customary representations and warranties relating to the business and operations of CLS.

Norton Rose Fulbright LLP (Canada and France) acted as legal counsel to MDA Space, Freshfields LLP acted as legal advisors to CNP, Sekri Valentin Zerrouk acted as legal counsel to CLS’s management and FTPA acted as legal counsel to CNES.

Moelis & Company acted as financial advisor to MDA Space and Rothschild & Co. acted as financial advisor to the shareholders of CLS. MDA Space has obtained committed financing from BMO Capital Markets, RBC Capital Markets and Scotiabank.

MDA Space Management Presentation

Interested parties can view a pre-recorded webcast discussing the transaction by accessing it at the following link (Webcast Link). The pre-recorded webcast along with an accompanying slide presentation updated with financial information will also be available on the MDA Space Investor Relations website at https://mda-en.investorroom.com/events-presentations.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking information within the meaning of applicable securities legislation, which reflects the company's current expectations regarding future events. Such forward-looking information includes, but is not limited to, information with respect to the Company's objectives and strategies to achieve these objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates, intentions and views of future events, including statements regarding the proposed acquisition, the anticipated timing for the closing of the acquisition, the anticipated benefits (financial and otherwise), synergies and growth opportunities expected to result from the acquisition, the benefits and effects of the governance framework, and any projected, estimated or forecasted financial information presented in connection therewith. There can be no assurance that: (i) the acquisition will be completed on the anticipated timeline, or at all, and the closing of the acquisition may be delayed or may not occur within the anticipated timeframe or at all; (ii) the conditions to the closing of the acquisition will be satisfied, including the receipt of all required regulatory approvals and the failure to obtain any such approvals or satisfy any such conditions could delay or prevent the closing of the acquisition; (iii) any projected, estimated or forecasted financial information presented in connection with the acquisition will be achieved, as such projections are based on assumptions that may prove to be incorrect, and actual results may differ materially from those projected, estimated or forecasted; and (iv) the anticipated strategic benefits, growth opportunities and synergies described in connection with the acquisition will be realized as expected, or at all, as such benefits may take longer to realize than anticipated, may be more costly to achieve than expected, or may not be realized at all.

All forward-looking statements are based on assumptions and analyses made by MDA Space in light of management's experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties and other factors which may cause the actual results, performance or achievements of MDA Space to differ materially from those anticipated in such forward-looking statements for a variety of reasons, including without limitation the risk that the acquisition will not be completed on the anticipated timeline or at all, the risk that conditions to the closing of the acquisition will not be satisfied, including the receipt of all required regulatory, governmental and third-party approvals, and the risks and uncertainties detailed under the "Risk Factors" section of MDA Space's annual information form dated March 4, 2026. Although MDA Space believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and there can be no assurance that actual results will be consistent with the forward-looking statements. Accordingly, readers should not place undue reliance on any forward-looking statements or information included within this press release. These forward-looking statements speak only as of the date of this news release. Except as required by law, MDA Space is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Certain information in this news release, including CLS’s expected 2026 revenue may be considered as “financial outlook” or “future-oriented financial information” within the meaning of applicable securities laws. The purpose of this financial outlook or future-oriented financial information is to provide readers with disclosure regarding MDA Space’s reasonable expectations as to the anticipated results of CLS’s business activities for the period indicated. Readers are cautioned that the financial outlook or future-oriented financial information may not be appropriate for other purposes.

This release refers to certain non-IFRS measures. These measures are not recognized measures under IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS), do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Such measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS measures, including Adjusted EBITDA, Adjusted EBITDA margin and Adjusted EPS to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors, and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. Additional details for these non-IFRS measures, including a reconciliation of such measures to the most directly comparable IFRS measures, can be found in our most recently issued Management’s Discussion and Analysis for the three months ended March 31, 2026 and 2025, which is posted on www.mda.space and available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

ABOUT MDA SPACE

Building the space between proven and possible, MDA Space (TSX:MDA) (NYSE:MDA) is a trusted mission partner to the global defence and space industry. A robotics, satellite systems and geointelligence pioneer with a 55-year+ story of world firsts and more than 450 missions, MDA Space is a global leader in communications satellites, Earth and space observation, and space exploration and infrastructure. The global MDA Space team of more than 4,000 space experts has the knowledge and know-how to turn an audacious customer vision into an achievable mission — bringing to bear a one-of-a-kind mix of experience, engineering excellence and wide-eyed wonder that’s been in our DNA since day one. For those who dream big and push boundaries on the ground and in the stars to change the world for the better, we’ll take you there. For more information, visit mda.space.

About CLS

CLS is a global company, mission-driven, and pioneer provider of monitoring and surveillance solutions for the Earth, created in 1986. CLS is a subsidiary of the French Space Agency (CNES) and CNP, an investment firm. The CLS mission is to create innovative space-based solutions to understand and protect our planet and to manage its resources sustainably. CLS employs approximately 1,200 people at its headquarters in Toulouse (France) and in 40 sites around the world. CLS works in five strategic markets: sustainable fisheries management, environmental monitoring, maritime surveillance, mobility and energies & infrastructures. CLS processes data from almost 200,000 beacons per month (such as drifting buoys, animal tags, VMS beacons, & LRIT tracking) and observes the oceans and inland waters (every day more than 20 instruments onboard satellites deliver information to CLS on the world's seas and oceans). In addition, CLS monitors land and sea activities by satellite (nearly 20,000 radar and optical images are processed each year). The CLS Group had a revenue of nearly €223 million in 2025. Committed to a sustainable planet, every day CLS works for Earth, from Space.

For media seeking information about CLS, please contact Amélie Proust-Albrand – aproust@groupcls.com +33 (0) 6 62 80 45 92.

MEDIA CONTACT
Amy MacLeod
Vice President, Corporate Communications
613-796-6937
amy.macleod@mda.space

INVESTOR CONTACT
Jim Floros
Vice President, Investor Relations
289-914-0209
jim.floros@mda.space

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